Exhibit 99.1
ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2005)
MARCH 8, 2006

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM INDEX
The following is an index of the Annual Information Form of Rogers Communications Inc. (“RCI”) referencing the requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in RCI’s Management’s Discussion and Analysis (the “2005 MD&A”) for the fiscal year ended December 31, 2005, RCI’s 2005 Annual Audited Financial Statements and in RCI’s Form 51-102F4 Business Acquisition Report dated September 13, 2005, each of which is filed on SEDAR at www.sedar.com and incorporated herein by reference as noted below.

Page reference / incorporated
by reference from
	Annual Information	2005
	Form	MD&A
Item 1 — Cover Page	p. 1
Item 2 — Index	p. 2
Item 3 — Corporate Structure
3.1 — Name and Incorporation	p. 3
3.2 — Intercorporate Relationships	pgs. 3-5
Item 4 — General Development of the Business
4.1 — Three Year History	pgs. 5-9
4.2 — Significant Acquisitions	p. 10
Item 5 — Narrative Description of the Business
5.1 — General — Business Overview	pgs. 10-12	p. 3
— Rogers Wireless		pgs. 10-12
— Roger Cable		pgs. 23-26
— Rogers Telecom		pgs. 32-34
— Rogers Media		pgs. 38-39
— Employees		p. 10
— Properties, Trademarks, Environmental and Other Matters	p. 10
5.2 — Risk Factors	pgs. 11-12
Item 6 — Dividends
6.1 — Dividends	p. 12
Item 7 — Description of Capital Structure
7.1 — General Description of Capital Structure	p. 12
7.2 — Constraints	pgs. 12-13
7.3 — Ratings	p. 14
Item 8 — Market for Securities
8.1 — Trading Price and Volume	pgs. 14-15
8.2 — Prior Sales	p. 15
Item 9 — Escrowed Securities	p. 15
Item 10 — Directors and Officers	pgs. 15-19
Item 11 — Promoters	p. 20
Item 12 — Legal Proceedings	p. 20
Item 13 — Interest of Management and Others in Material Transactions	p. 20
Item 14 — Transfer Agents and Registrars	p. 20
Item 15 — Material Contracts	pgs. 20-21
Item 16 — Interests of Experts
16.1 — Name of Experts	p. 21
16.2 — Interests of Experts	p. 21
Item 17 — Audit Committee
17.1 — Audit Committee Charter	pgs. 21-24
17.2 — Composition of the Audit Committee	pgs. 24-25
17.3 — Relevant Education and Experience	p. 25
17.4 — Reliance on Certain Exemptions	p. 25
17.5 — Reliance on the Exemption in Subsection 3.3(a) or Section 3.6	p. 25
17.6 — Reliance on Section 3.8	p. 25
17.7 — Audit Committee Oversight	p. 25
17.8 — Pre-Approval Policies and Procedures	pgs. 25-26
17.9 — External Auditor Service Fee	p. 26
Item 18 — Additional Information
18.1 — Additional Information	p. 26

(4)	Under the headings “Wireless Business”, “Wireless Products and Services”, “Wireless Distribution Network”, “Wireless Seasonality”, “Wireless Competition” and “Recent Industry Trends”.

(5)	Under the headings “Media Business”, “Media Seasonality”, “Media Competition”, and “Recent Media Industry Trends”.

(6)	Under the headings “Wireless Employees”, “Cable Employees” and “Media Employees”.

(7)	Under the headings “Corporate Risks and Uncertainties”, “Wireless Risks and Uncertainties”, “Cable Risks and Uncertainties”, “Media Risks and Uncertainties” and “Telecom Risks and Uncertainties”

(8)	Under the heading “Dividends and Other Payments on RCI Equity Securities”
ITEM 3 — CORPORATE STRUCTURE
Item 3.1 — Name and Incorporation
Rogers Communications Inc. (“Rogers”, “RCI” or the “Company”) is a diversified public Canadian holding company. RCI has been continued under the Business Corporations Act (British Columbia). The registered office is located at 1075 W Georgia Street, Suite 2100, Vancouver, British Columbia, V6E 3G2 and the head office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.
In May 2002, the articles of the Company were amended to provide that each holder of one or more Class A Voting shares shall be entitled as such to twenty-five (25) votes in respect of each Class A Voting share held.
In May 2003, the constating documents of RCI were changed to: (i) alter the Memorandum of the Company by cancelling all authorized but unissued Class A Voting shares of the Company; and (ii) amend the Articles of the Company to provide that the directors may not attach any right to any series of preferred shares of the Company created after May 30, 2003 that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Company, and that the preferred shares of any such series shall have no right to vote at any such general meeting.
In May 2004, the articles of the Company were amended (i) to provide that each holder of one or more Class A Voting shares shall be entitled as such to fifty (50) votes in respect of each Class A Voting Share held; and (ii) to eliminate all series of Preferred shares except Series XXVII Preferred shares, Series XXX Preferred shares and Series XXXI Preferred shares.
For the purposes of this report, Rogers’ operations have been reported in four segments: “Cable” or “Rogers Cable”, which refers to Rogers’ wholly-owned subsidiary Rogers Cable Inc. and its wholly-owned operating subsidiary; “Wireless” or “Rogers Wireless” which refers to Rogers’ wholly-owned subsidiary Rogers Wireless Communications Inc. (“RWCI”) and RWCI’s wholly-owned operating subsidiaries; and “Media” or “Rogers Media”, which refers to Rogers’ wholly-owned subsidiary Rogers Media Inc. and Media’s wholly-owned subsidiaries Rogers Broadcasting Limited (“Broadcasting”), Rogers Publishing Limited (“Publishing”) and “Blue Jays”, which refers to our wholly-owned subsidiary Blue Jays Holdco Inc., which owns the Toronto Blue Jays Baseball Club; and “Telecom”, which refers to Rogers Telecom Inc. and its wholly owned operating subsidiaries. See the description of the Telecom reorganization under “2006 Year-to-Date Development”.
Item 3.2 — Intercorporate Relationships
The following summary organization chart illustrates, as of March 1, 2006, the structure of the principal subsidiaries of RCI, and indicates the jurisdiction of organization of each entity shown. Summary operating data has also been provided at December 31, 2005.

(1)	RCI’s interest in RWCI is held directly through RCI and indirectly through RWCI Acquisition Inc., a corporation incorporated under the laws of British Columbia.
(2)	Effective January 19, 2005, Microcell Telecommunications Inc. (“Microcell”) and Microcell Solutions Inc. changed their name to Fido Inc. and Fido Solutions Inc., respectively.
     (3) Effective January 1, 2005, Blue Jays Holdco Inc. became a subsidiary of Rogers Media Inc.
(4)	Effective July 1, 2005, Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc.) was acquired and became a subsidiary of Rogers Communications Inc.
(5)	In January 2006, RCI completed a reorganization whereby Cable acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc., including Rogers Telecom Inc. (“Telecom”). As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable.

WIRELESS
•	A leading Canadian wireless communications service provider, with over 6.3 million customers at December 31, 2005, including approximately 6.2 million wireless voice and data subscribers.
•	Operates a Global System for Mobile Communications/General Packet Radio Services (GSM/GPRS) network with Enhanced Data for GSM Evolution (“EDGE”) Technology. Wireless is Canada’s only carrier on the world standard GSM/GPRS technology. Wireless’ GSM/GPRS/EDGE network provides coverage to approximately 94% of Canada’s population at December 31, 2005.
•	Wireless’ products and services are marketed through a nationwide distribution network of over 7,000 dealer and retailer locations.
CABLE
•	Rogers Cable is Canada’s largest cable television company, which owns and operates cable systems in Ontario, New Brunswick and Newfoundland serving approximately 2.26 million basic cable subscribers at December 31, 2005.
•	Provides advanced digital cable service serving 913,200 households.
•	Provides internet access service serving approximately 1.15 million customers.
•	On July 1, 2005, Cable’s voice-over-cable telephony services became commercially available, serving approximately 47,900 subscribers at December 31, 2005.
MEDIA
•	Publishing produces approximately 70 consumer magazines and trade and professional publications and directories.
•	Broadcasting comprises 46 radio stations across Canada (36 FM and 10 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), a spiritually themed television station in Vancouver, acquired in June 2005, a regional sports specialty service (Rogers Sportsnet), and Canada’s only nationally televised shopping service (The Shopping Channel). Broadcasting holds a 50% interest in Dome Productions, a mobile production and distribution joint venture. Broadcasting holds minority interests in several specialty television services, including Viewer’s Choice Canada, Outdoor Life Network

•	Owns and operates Canada’s second largest chain of video stores (314 stores) at December 31, 2005.
TELECOM
•	Telecom is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance (LD) and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses and governments across Canada.
•	During 2005, Telecom acquired most of the Group Telecom and 360 Networks CLEC assets in New Brunswick and Nova Scotia.
(OLN), G4TechTV Canada, The Biography Channel Canada and certain other minority interest investments.

•	In addition to more traditional delivery methods, the Media group also delivers content over the Internet for many of the individual Broadcasting and Publishing properties.

•	On November 26, 2004, Media entered into an agreement to purchase the assets related to owning and operating SkyDome, a multi-purpose stadium located in Toronto, Canada. This transaction closed on January 31, 2005 with the renaming of the stadium as the Rogers Centre.

•	Effective January 1, 2005, ownership and management of Rogers’s sports operations, including the Toronto Blue Jays were transferred to Media.

ITEM 4 — GENERAL DEVELOPMENT OF THE BUSINESS
Item 4.1 — Three Year History
Recent Developments
Upon maturity on February 14, 2006, the Company redeemed its $75.00 million Senior Notes.
2006 Year-to-Date Developments
•	On January 3, 2006, the Company redeemed all of Telecom’s remaining 10.625% Senior Secured Notes due 2008. The total redemption amount was US$23.2 million, including a redemption premium of US$1.2 million.

•	On January 4, 2006, the Company completed the acquisition of certain real estate assets in Brampton, Ontario, Canada for $96.3 million in cash, net of adjustments, and including taxes and title insurance. The total purchase price for the acquisition was $99.3 million including a $3.0 million deposit made in 2005.

•	On January 6, 2006, the Company paid a semi-annual dividend of $23.5 million to the shareholders of record on December 28, 2005.

•	In January 2006, RCI completed a reorganization whereby Cable acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc., including Rogers Telecom Inc. (“Telecom”). As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable. As a result of the changes to management’s reporting, beginning in 2006, Cable’s reporting segments will change.

•	The Board of Directors unanimously approved an extension of the employment contract of the Company’s President and Chief Executive Officer, Edward S. (Ted) Rogers. Mr. Rogers’ employment contract has been extended from June 30, 2008 to December 31, 2008.
2005 Highlights
Rogers Communications Inc.
•	On July 1, 2005, the Company acquired 100% of Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc., or “Call-Net”) in a share-for-share transaction announced May 11, 2005. Telecom is a Canadian integrated telecommunications solutions provider of local, long distance and data services to more than 600,000 households and businesses across Canada. As of December 31, 2005, Telecom operated an extensive national fibre network with approximately 160 co-locations in major urban areas across Canada and also maintained network facilities in the U.S. and United Kingdom.

•	As consideration for the Telecom acquisition, RCI issued approximately 8.5 million RCI Class B Non-Voting shares and approximately 0.4 million fully-vested options to acquire RCI Class B Non-Voting shares with Call-Net shareholders receiving one Class B Non-Voting share for each 4.25 shares of Call-Net. Including estimated transaction costs of $4.0 million, the purchase price of the acquisition was $328.5 million.

•	On June 30, 2005, the Company issued a notice of redemption for all of its 5.75% Convertible Debentures due November 26, 2005 at a redemption price per US$1,000 face amount of US$992.28 for an aggregate redemption amount of approximately US$223.0 million and a redemption date of August 2, 2005. An aggregate of approximately 7.7 million RCI Class B Non-Voting shares were issued to debenture holders.

•	Rogers and Bell Canada announced a joint venture that will build and manage a Canada-wide wireless broadband network utilizing the two companies’ extensive fixed wireless spectrum holdings and existing networks of cellular tower and backhaul assets.

•	In recognition of the Company’s improving financial performance and solid strategic positioning the Board of Directors expressed confidence in management’s execution of the Company’s strategy by approving a 50% increase in the annual dividend to $0.15 per share, paid semi-annually. RCI declared a semi-annual dividend of $0.075 per share on each outstanding RCI Class B Non-Voting share and RCI Class A Voting share, which was paid on January 6, 2006 to shareholders of record on December 28, 2005.

•	On October 11, 2005, the Company issued a notice to Microsoft Corporation (“Microsoft”) of its intention to redeem the $600 million aggregate principal amount of 5 1/2% Convertible Preferred Securities due August 2009. On October 17, 2005, the Company received notice that Microsoft had elected to convert these securities, and, pursuant to this notice of conversion, the Company issued 17,142,857 shares of our Class B Non-Voting stock to Microsoft on October 24, 2005 at the exercise price of $35 per share.
Cable
•	In December 2005, Cable redeemed U.S.$113.7 million aggregate principal amount of its 11% Senior Subordinate Convertible Debentures due 2015 to a redemption premium of 5.50% for a total of $140.9 million (U.S. $119.9 million).

•	On July 1, 2005, Cable introduced its Rogers Home Phone cable telephony service offering in the Greater Toronto Area. Rogers Home Phone voice-over-cable service was rolled out across the Company’s cable areas in Southwest Ontario and Ottawa in the fourth quarter of 2005.

•	In June 2005, Cable amended its bank credit facility. The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. The amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

•	On March 15, 2005, Cable repaid US$291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. Cable had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate swap of US$283.4 million notional amount that qualified as a hedge for accounting purposes of a portion of these 10.0% Notes. On March 15, 2005, a cross-currency interest rate swap of US$50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.
Wireless
•	The integration of Fido Solutions Inc. was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

•	During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly-owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. These tax losses will be transferred from Wireless to one of these wholly-owned subsidiaries of RCI. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors.

Telecom
•	Telecom acquired most of the Group Telecom and 360 Networks CLEC assets in New Brunswick and Nova Scotia from Bell Canada for $12.6 million. Telecom also acquired Group Telecom and 360 Networks’ multi-stranded regional fibre in Ontario and Québec for $12.0 million.

•	During the third quarter of 2005, Rogers Telecom Holdings Inc. redeemed approximately US$200.9 million of Telecom’s 10.625% Senior Secured Notes due 2008 leaving approximately US$22.0 million in aggregate principal amount outstanding. Telecom also terminated its $55.0 million accounts receivable securitization program.
2004 Highlights
Rogers Communications Inc.
•	On April 15, 2004, the Company filed a final shelf prospectus in all of the provinces in Canada and in the U.S. under which it will be able to offer up to an aggregate of US$750 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof, for a period of 25 months from the date filed.

•	On June 16, 2004, 9,541,985 Class B Non-Voting shares were sold under the shelf prospectus for net cash proceeds of $238.9 million.

•	On October 13, 2004, the Company announced the completion of its purchase of the 48,594,172 RWCI Class B Restricted Voting shares owned by JVII General Partnership (“JVII”), a partnership owned by AT&T Wireless Services, Inc. (“AWE”), for a cash price of $36.37 per share for a total of approximately $1,767.4 million. As a result of this transaction, the Company’s ownership increased from approximately 55.3% to approximately 89.3% at October 13, 2004. The Company funded the approximate $1,767 million cash purchase price through a $1,750 million secured bridge financing facility available for up to two years with a group of Canadian financial institutions. This facility was permanently repaid on December 31, 2004, in part through proceeds from a $1,400 million loan from RWCI. See “Significant Acquisitions”.

•	On November 11, 2004 RCI announced an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of Wireless, with the consideration being 1.75 RCI Class B Non-Voting shares for each Wireless Class B Restricted Voting share held. The acquisition was successfully completed effective December 31, 2004 and Wireless became a wholly-owned subsidiary. RCI issued a total of 28,072,856 Class B Non-Voting shares as consideration in this transaction. See “Significant Acquisitions”.

•	On December 15, 2004, RCI announced that its Board of Directors unanimously approved an extension of the employment contract of the company’s President and Chief Executive Officer, Edward S. (Ted) Rogers. Mr. Rogers’ employment contract with Rogers Communications has been extended from December 31, 2006 to June 30, 2008.
Cable
•	In January 2004, Cable announced an agreement with Yahoo! Inc. to provide co-branded Internet services to customers of its Internet services. Cable launched its broadband Rogers Yahoo! Hi-Speed Internet services and completed the transition of its Ontario and New Brunswick Internet customer bases to the new platform. These broadband services include some or all of the following features: safety and security features with parental controls; an e-mail system with e-mail anti-virus; SpamGuard Plus; over 2 gigabytes of mail storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•	In January 2004, RCI directed Cable to establish, and Cable adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004. As a result, Cable distributed an aggregate $72.0 million to RCI under this distribution policy in 2004. In addition, in November, 2004, Cable distributed $660 million as a return of capital to RCI.

•	In February 2004, together with RCI, Cable announced a plan for the deployment of an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas with initial service availability expected no earlier than mid-2005. As originally disclosed in February 2004, Cable anticipates that it will initially invest approximately $200 million in fixed costs to enable the launch of the service, with approximately $106 million of the initial investment made in 2004. Once this initial platform is deployed, additional variable additions to Property, Plant and Equipment (“PP&E”) associated with adding each voice-over telephony service customer, which includes uninterruptible back-up powering at the home, are expected to be in the range of $300 to $340 per subscriber addition.

•	On February 23, 2004, Cable redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount.

•	On March 11, 2004, Cable completed a private placement in an aggregate principal amount of US$350.0 million 5.50% of Senior (Secured) Second Priority Notes due 2014. Cable used approximately US$243.3 million of the net proceeds to refinance the drawdown under its new bank credit facility, which was used to fund the redemption of February 23, 2004 of $300.0 million 9.65% Senior Secured Debenture due 2014 at a redemption price of 104.825%. Cable used the balance of the net proceeds from this offering to repay other existing indebtedness outstanding under the new bank credit facility and for general corporate purposes.

•	On November 30, 2004, Cable completed a private placement in an aggregate principal amount of $175.0 million 7.25% Senior (Secured) Second Priority Notes due 2011 and US$280.0 million 6.75% Senior (Secured) Second Priority Notes due 2015. Cable used the proceeds to refinance borrowings under bank facilities.
Wireless
•	Successfully completed the deployment of EDGE technology across Wireless’ entire GSM/GPRS network and have introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

•	On February 20, 2004, Rogers Wireless Inc. (“RWI”) completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the proceeds were used on March 26, 2004 to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.

•	On October 8, 2004, Wireless and its bank lenders entered into an amending agreement to Wireless’ $700.0 million bank credit facility that provided among other things, for a two year extension to the maturity date and the reduction schedule so that the Wireless bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The provision for early maturity in the event that Wireless’ 10 1/2% senior secured notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of property, plant and equipment (“PP&E”) expenditures has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

•	On September 20, 2004, Wireless announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors recommended that its shareholders tender to the offer, Wireless obtained certain necessary regulatory approvals and the acquisition was successfully completed effective November 9, 2004 for approximately $1,318 million.

•	On October 13, 2004, the Company announced the completion of its purchase of 48,594,172 RWCI Class B Restricted Voting shares owned by JVII. See “Rogers Communications Inc.” and “Significant Acquisitions”.

•	On November 30, 2004, Wireless completed a private placement in the principal amount of $460.0 million 7.625% Senior (Secured) Notes due 2011, US $550.0 million Floating Rate Senior (Secured) Notes due 2010, US $470.0 million 7.25% Senior (Secured) Notes due 2012, US $550.0 million 7.5% Senior (Secured) Notes due 2015, and US $400.0 million 8.0% Senior Subordinated Notes due 2012.

•	On December 31, 2004, RCI, directly and indirectly, acquired all of the RWCI Class B Restricted Voting shares held by the public for consideration of 1.75 RCI Class B Non-Voting Share for each RWCI Restricted Voting share held by the public. See “Rogers Communications Inc.” and “Significant Acquisitions”.

Media
•	On November 1, 2004, Media’s Broadcasting subsidiary reached an agreement to purchase certain assets of NOWTV, a Vancouver over-the-air religious television broadcaster that also owns a licence for a Winnipeg television service, subject to CRTC approval.

•	On July 31, 2004, the Company’s wholly-owned subsidiary, Blue Jays, redeemed and cancelled all of its outstanding Class A Preferred Voting shares that were issued in April 2001 to Rogers Telecommunications Ltd. (“RTL”), a company controlled by RCI’s controlling shareholder. At that time, RTL acquired the voting rights to control the Toronto Blue Jays. As a result of the redemption, voting control of the Blue Jays transferred to RCI and, accordingly, RCI began to consolidate the results of the Toronto Blue Jays effective July 31, 2004.

•	In August, 2004, Media’s Publishing subsidiary successfully launched Lou Lou, Canada’s first paid circulation shopping magazine for young women.

•	On December 23, 2004, Media’s Broadcasting subsidiary acquired the 20% interest in Rogers Sportsnet Inc. held by Fox Sports Net Canada Holdings LLC, for $45 million, increasing its ownership to 100%.
2003 Highlights
Cable
•	Network rebuild project progressed further, increasing to 96% of Rogers Cable’s homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the Cable plant capable of transmitting 750 MHz of bandwidth or greater.

•	Continued to expand the availability of video-on-demand (VOD) service, Rogers on Demand, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD content agreements with various production studios to bring the total number of available titles to over 1,000.

•	Increased the throughput of its Hi-Speed Internet service up to 3Mbps, introduced its personal video recorders (PVR), and launched nine new high definition television (HDTV) channels.

•	Issued US$350 million 6.25% Senior (Secured) Second Priority Notes due 2013. Proceeds of this financing were used to repay advances outstanding under Cable’s bank credit facility, intercompany debt owing to RCI and to redeem US$74.8 million aggregate principal amount of Cable’s 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount, and for general corporate purposes.
Wireless
•	Completed the deployment of GSM/GPRS technology operating in the 850 MHz spectrum range across the national footprint, expanding the capacity and also enhancing the quality of the GSM/GPRS network. Began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on its network.

•	In 2003, Wireless announced that it would transition the branding to Rogers Wireless from Rogers AT&T Wireless. On March 8, 2004, it began the transition, bringing greater clarity to the Rogers brand in Canada. As a result, a non-cash charge in 2003 of approximately $20.0 million was recorded to reflect the accelerated amortization of the associated brand licence costs, as the decision was made to terminate in 2003.
Media
•	Broadcasting successfully completed the reformatting of several of its radio stations during 2003 which has resulted in significant ratings boosts in several of its key markets.

•	Publishing announced it is preparing to launch Canada’s first paid circulation shopping magazine for young women beginning in the summer of 2004.

•	Media announced an investment by Broadcasting in 50% of CTV’s mobile production and distribution business, Dome Productions. This partnership will accelerate the production and distribution of HDTV content in Canada. The transaction was successfully completed on January 2, 2004.

Item 4.2 — Significant Acquisitions
On July 1, 2005, the Company acquired 100% of Call-Net in a share for share transaction announced May 11, 2005. As consideration for the acquisition, the Company issued approximately 8.5 million RCI Class B Non-Voting shares and approximately 0.4 million fully-vested options to acquire RCI Class B Non-Voting shares with Call-Net shareholders receiving one Class B Non-Voting share for each 4.25 shares of Call-Net. Including estimated transaction costs of $4.0 million, the purchase price of the acquisition was $328.5 million
Further information regarding this acquisition is contained in the Business Acquisition Reports dated September 13, 2005 which is incorporated herein by reference and available at www.sedar.com.
ITEM 5 — NARRATIVE DESCRIPTION OF THE BUSINESS
PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS
In most instances, the Company, through its subsidiaries owns the assets essential to its operations. The major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.
Wireless owns a Toronto office complex in which its executive offices are located. Wireless is also leasing a majority of this office space to RCI and other subsidiaries of RCI. The Company owns a Brampton office complex which was acquired on January 4, 2006. In addition, the Company owns service vehicles, data processing facilities and test equipment. Most of the Company’s assets are held in its subsidiaries and are subject to various security interests in favour of lenders.
RCI’s subsidiaries also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system and roof rights. The Company either owns or leases land for the placement of hub sites and head-ends and space for other portions of the distribution system. The Company also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long-term leases. Rogers Wireless’ wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces. Rogers Cable’s cable network is clustered in three key urban markets in Southern Ontario (Toronto, Ottawa, and the Guelph to London corridor), New Brunswick and Newfoundland.
On July 1, 2005, the Company acquired Call-Net, an integrated communications solutions provider of local, long distance and data services to more than 600,000 households and businesses across Canada. As a result of this acquisition, the Company now operates an extensive national fibre network with over 155 co-locations in major urban areas across Canada and also maintains network facilities in the U.S. and United Kingdom.
The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.
Environmental protection requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s property, plant and equipment expenditures, earnings or its competitive position in the current or future fiscal years.
The Company and its subsidiaries have committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. The information under the heading “Commitments and Contractual Obligations” contained on page 48 of the 2005 MD&A are incorporated herein by reference.

This section is incorporated by reference herein are the following sections contained in our Management’s Discussion and Analysis for the year ended December, 31, 2005:
Item 5.1 — General — Business Overview

Overview — Our Business	p. 3

Seasonality	pgs. 87-88

Operating Unit Review:

Wireless:
Wireless Business	pgs. 10-12
Wireless Products and Services	p. 10
Wireless Distribution Network	p. 11
Wireless Networks	p. 11
Wireless Strategy	pgs. 11-12
Wireless Competition	p. 54
Recent Wireless Industry Trends	pgs. 12-13

Cable:
Cable Business	pgs. 23-24
Cable Products and Services	p. 24
Cable Distribution Network	p. 24
Cable Networks	pgs. 24-25
Cable Strategy	p. 25
Cable Competition	pgs. 54-55
Recent Cable Industry Trends	p. 26

Telecom:
Telecom Business	pgs. 32-33
Telecom Products and Services	p. 33
Telecom Distribution Network	p. 33
Telecom Network	pgs. 33-34
Telecom Strategy	p. 34
Telecom Competition	pgs. 55-56
Recent Wireline Telecom Industry Trend	p. 34

Media:
Media Business	p. 38
Media Strategy	pgs. 38-39
Media Competition	p. 56
Recent Media Industry Trends	p. 39

Intercompany and Related
Party Transactions	pgs. 80-83
Item 5.2 — Risk Factors
The following section is incorporated by reference herein to “Corporate Risks and Uncertainties”, section contained on pages 56 to 59 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
The following section is incorporated by reference herein to “Wireless Risks and Uncertainties”, section contained on pages 59 to 64 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
The following section is incorporated by reference herein to “Cable Risks and Uncertainties”, section contained on pages 64 to 67 of the 2005 Management Discussion and Analysis for the year ended December 31, 2005.

The following section is incorporated by reference herein to “Telecom Risks and Uncertainties”, section contained on page 68 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
The following section is incorporated by reference herein to “Media Risks and Uncertainties”, section contained on pages 68 to 70 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
ITEM 6 — DIVIDENDS
Item -6.1 — Dividends
This information under the heading “Dividends and Other Payments on RCI Equity Securities” contained on page of the 2005 MD&A is incorporated herein by reference.
ITEM 7 — DESCRIPTION OF CAPITAL STRUCTURE
Item -7.1 — General Description of Capital Structure
Each Class A Voting share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting shares and any series of preferred shares of the Company are entitled to receive notice of and to attend meetings of shareholders of RCI but, except as required by law, are not entitled to vote at such meetings. Under applicable Canadian securities laws, an offer to purchase Class A Voting shares of RCI would not necessarily require that an offer be made to purchase Class B Non-Voting shares of RCI.
The information required under the heading General Description of Capital Structure is contained in the 2005 Annual Audited Financial Statements, Note 13 is incorporated herein by reference.
Item -7.2 — Constraints
Restrictions on the Transfer, Voting and Issue of Shares
The Company has a direct or indirect ownership interest in a number of distinct Canadian undertakings which hold licences pursuant to applicable licencing legislation (the “Telecommunications Legislation”). The Telecommunications Legislation includes the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada).
The Telecommunications Legislation contains separate requirements relating to the level of foreign ownership that is permitted in respect of a given class of licenced undertaking. The Company believes that it, and each of its subsidiaries, have at all times been in compliance with all of the relevant ownership requirements of the Telecommunications Legislation.
In April 1996, the Governor in Council (i.e., the federal cabinet) issued a Direction to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) respecting the ineligibility of non-Canadians to hold broadcasting licences, including licences to operate cable television undertakings. That Direction substantially harmonized the foreign ownership requirements under the Broadcasting Act with those under the Telecommunications Act and the Radiocommunication Act. The Direction was amended in 1997 to allow two non-Canadian controlled telephone companies to hold licences to operate cable television undertakings within their respective service areas. It was amended in July 1998 to clarify the restrictions relating to a holding company’s ability to control or influence the programming decisions of the licensee operating company.
The revised Cabinet Direction authorizes non-Canadians to own and control, directly or indirectly, up to 33 1/3% of the voting shares and up to 33 1/3% of the number of votes attached to the voting shares of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and up to 20% of the votes attached to the voting shares of the operating licencee company may be owned and controlled, directly or indirectly, by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licensee company must be Canadian. In addition, the holding company and its directors are prohibited from exercising control or influence over the programming decisions of the licensee company, unless the holding company satisfies the ownership requirements which are applicable to the licensee company. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion under the Direction to determine whether a given licensee is in fact controlled by non-Canadians.
The cellular, PCS and paging licenses held by the Company’s indirect subsidiary, RWI, include a condition requiring the licensed carrier company to comply with the ownership restrictions set out in the Telecommunications Act and the Radiocommunication Act. A maximum level of 20% of the issued voting shares of the licensed carrier company may be owned by persons who are not Canadians. In addition, at least 80% of the members of the Board of Directors of the licensed carrier company must be Canadian. Pursuant to regulations promulgated under the Telecommunications Act and the Radiocommunication Act, a parent corporation may have up to 33 1/3% of its voting shares owned by non-Canadians. Neither the licensed carrier company nor the parent holding corporation (such as the Company) can be otherwise controlled by non-Canadians.
In order to ensure that the Company and any Canadian corporation in which the Company has a direct or indirect interest remains qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authority to operate a similar undertaking pursuant to the Telecommunications Legislation and to ensure that the Corporation and any Canadian corporation in which the Company has an interest is not in breach of the Telecommunications Legislation or any licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the existing Articles of the Corporation impose certain restrictions on the issue and transfer of the Company’s shares and the exercise of voting rights attached thereto. A copy of the text of such restrictions may be obtained from the Secretary of the Company.
If in the opinion of the Board of Directors circumstances arise in the future that may jeopardize the ability of the Company and its subsidiaries to be qualified to hold and obtain licences in Canada, the restrictions on transfer, voting and issue of shares contained in the Articles of the Company will be invoked.
On November 19, 2002, the Minister of Industry announced that the Government of Canada will review the restrictions on foreign ownership applicable to the telecommunications sector. In February 2003, RWI appeared before the Parliamentary Standing Committee on Industry, Science and Technology and filed a brief in support of elimination of the restrictions. RCCI, another subsidiary of the Company, also made representations in favour of elimination of the foreign ownership restrictions on cable television companies. A similar submission had been made by the Company in February of 2002 to the Standing Committee on Canadian Heritage urging the removal of restrictions on foreign ownership applicable to cable television companies. On April 28, 2003, the Standing Committee on Industry, Science and Technology released a report to Parliament in which it recommended the removal of all Canadian ownership requirements applicable to telecommunications common carriers, which would include wireless carriers such as RWI and entities such as the Company that have a direct or indirect interest in such carriers. This report also recommended that any changes made to the Canadian ownership requirements for telecommunications common carriers be extended to cable television companies, such as RCCI. However, a second report issued by the Standing Committee on Canadian Heritage in June, 2003, has expressed concerns that changes in ownership restrictions for either telecommunications common carriers or cable television companies could have an adverse impact on the Canadian broadcasting system. Given these conflicting reports, the Government of Canada has indicated that it will try to reconcile the conflicting recommendations prior to taking any legislative action. This reconciliation process is currently underway. It is not yet known whether the Government of Canada will decide to amend the Telecommunications Legislation to relax or eliminate the restrictions on either wireless carriers (such as RWI) or cable television companies (such as RCCI) that distribute broadcasting services and provide internet and other telecommunications services to the public.

Item -7.3 — Ratings
Since November 8, 2004, Moody’s Investors Service rated RCI’s public senior unsecured debt B3 with a Corporate Family Rating of Ba3. The ratings for the senior secured and senior subordinated public debt of each of Cable and Wireless were Ba3 and B2 respectively. All ratings had a stable outlook. On October 31, 2005, Moody’s placed all of the Rogers public debt ratings under review for a possible upgrade. On February 17, 2006 Moody’s increased the ratings on all of the Rogers public debt. The Corporate Family Rating was increased to Ba2. The rating for the public senior secured debt of each of Cable and Wireless was increased to Ba2 while the rating for the senior subordinated public debt at Wireless was increased to Ba3. All of these ratings have a positive outlook. There are no ratings for RCI senior unsecured debt, Cable senior subordinated debt or Telecom senior secured debt since all such debt had been repaid prior to the ratings revision by Moody’s on February 17, 2006.
On October 27, 2005, Standard & Poor’s Ratings Service revised its outlook on all of the Rogers public debt to positive from stable. This was the only change in the ratings since they were lowered by Standard & Poor’s on November 8, 2004. RCI’s corporate credit rating is BB with a rating for public senior unsecured debt of B+. The rating for senior secured public debt of Cable and Wireless is BB+ and BB respectively while the rating for senior subordinated debt for each of Cable and Wireless is B+.
The credit ratings assigned by Fitch Ratings on the Wireless senior secured and senior subordinated public debt have not changed since November 12, 2004. They are BB+ and BB- respectively, with a stable outlook. On June 10, 2005 Fitch affirmed the Wireless ratings and initiated coverage of RCI and Cable. Cable’s senior secured and senior subordinated public debt was assigned the same ratings as those of Wireless while RCI senior unsecured debt was rated BB-. All ratings have a stable outlook.
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of S&P and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of S&P, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated.
The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.
ITEM 8 — MARKET FOR SECURITIES
RCI Class A Voting shares (RCI.MV.A, CUSIP # 775109101) are listed on the Toronto Stock Exchange. RCI Class B Non-Voting shares (in Canada: RCI.NV.B, in United States: RG, CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.
Item 8.1 — Trading Price and Volume
The following table sets forth, for the periods indicated, the reported high and low prices and volume traded on the Toronto Stock Exchange for RCI Class A Voting shares and RCI Class B Non-Voting shares.
          RCI.MV.A

Date	High	Low	Close	Volume Traded
2005/01	34.55	31.55	33.77	30,971
2005/02	38.60	34.20	34.50	33,083
2005/03	36.45	34.02	35.00	38,427
2005/04	37.90	34.12	37.90	15,065
2005/05	40.00	37.33	40.00	20,592
2005/06	43.00	39.46	42.89	8,073
2005/07	50.19	42.01	48.25	16,827
2005/08	49.00	45.02	45.50	14,973

Date	High	Low	Close	Volume Traded
2005/09	51.00	45.02	50.93	28,645
2005/10	54.00	48.00	50.75	111,191
2005/11	50.97	45.31	48.47	136,836
2005/12	54.50	45.61	53.38	27,610
          RCI.NV.B

Date	High	Low	Close	Volume Traded
2005/01	34.37	30.00	33.25	25,280.955
2005/02	36.20	32.94	33.45	18,579.188
2005/03	34.95	32.30	32.93	13,396,307
2005/04	36.37	32.63	36.25	15,128,100
2005/05	38.21	35.65	38.00	18,054,254
2005/06	41.15	37.80	40.20	16,596,286
2005/07	45.95	39.11	45.25	25,660,337
2005/08	45.50	43.60	44.03	13,872,451
2005/09	48.69	43.70	45.76	17,250,989
2005/10	49.60	46.08	46.60	23,835,813
2005/11	48.68	43.80	44.69	21,443,788
2005/12	49.50	43.69	49.20	19,817,492
Item 8.2 — Prior Sales
N/A
ITEM 9 — ESCROWED SECURITIES
N/A
ITEM 10 — DIRECTORS AND OFFICERS
Following is a list of directors and executive officers of the Company prepared as of December 31, 2005, indicating their municipality, province or state and country of residence and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board of Directors.

Name	Position
H. Garfield Emerson, Q.C. (2)(3)(4)(6)(11)	Director and Chairman
Philip B. Lind	Director and Vice Chairman
Edward S. Rogers, O.C. (2)(3)(6)(7)(12)	Director and President and Chief Executive Officer
Alan D. Horn (8)	Vice President, Finance and Chief Financial Officer
Ronan D. McGrath	President, Rogers Shared Operations and Chief Information Officer
Nadir H. Mohamed(5)	Director and President and Chief Operating Officer, Communications Group
Edward Rogers (2)(6)(7)	Director and Senior Vice President, Communications Group
Robert W. Bruce	Senior Vice President, Communications Group
Stephen Graham	Executive Vice President, Corporate Marketing and Convergence
Randall J. Reynolds	Senior Vice President, Communications Group
Anthony P. Viner	Senior Vice President, Media
William L. Linton (9)	Executive Vice President
James S. Lovie	Executive Vice President, Consumer Sales and Service
David P. Miller	Vice President, General Counsel and Secretary

Name	Position
Kevin P. Pennington	Senior Vice President, Chief Human Resources Officer
Melinda M. Rogers (5)(7)	Director and Vice President, Strategic Planning and Venture Investments
Ronald D. Besse (1)(4)(5)	Director
C. William D. Birchall (1)(6)	Director
Thomas I. Hull (2)(3)(4)(6)	Director
The Hon. David R. Peterson, P.C., Q.C. (5)(10)	Director
Loretta A. Rogers (7)	Director
William T. Schleyer (4)	Director
Peter C. Godsoe, O.C. (2)(4)(6)	Director
John A. Tory, Q.C. (2)(3)(4)(6)	Director
J. Christopher C. Wansbrough (1)(2)(5)(6)	Director
Colin D. Watson (1)	Director

(1)	Denotes member of Audit Committee.

(2)	Denotes member of Executive Committee.

(3)	Denotes member of the Nominating and Corporate Governance Committee.

(4)	Denotes member of the Compensation Committee.

(5)	Denotes member of the Pension Committee.

(6)	Denotes member of the Finance Committee.

(7)	Loretta A. Rogers is married to Edward S. Rogers. Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers and Loretta A. Rogers.

(8)	Mr. Horn will be nominated to be elected a director of the Corporation at the April 25, 2006 Annual General Meeting. Mr. Horn will resign as Vice President, Finance and Chief Financial officer of the Corporation and be appointed Vice Chairman of the Corporation and President and Chief Executive Officer of Rogers Telecommunications Limited effective April 25, 2006. Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for bankruptcy protection on October 15, 2002.

(9)	Mr. Linton will be appointed Vice President, Finance and Chief Financial Officer effective April 25, 2006.

(10)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998. YBM Magnex International Inc. was delisted from the Toronto Stock Exchange on December 15, 1998.

(11)	Mr. Emerson was a director of Livent Inc. when the Ontario Securities Commission issued a cease trade order at the request of Livent Inc. in August 1998. Livent Inc. was delisted from the Toronto Stock Exchange on November 19, 1999. Mr. Emerson resigned as director of Livent Inc. in November 1998.

(12)	Mr. Edward S. Rogers, O.C. was a director of At Home Corporation when it filed for Chapter 11 protection from creditors in September, 2001 and was cease traded on October 1, 2001. At Home Corporation was delisted from Nasdaq National Market on October 22, 2001.
H. Garfield Emerson, Q.C., ICD.D, 65, resides in Toronto, Ontario, Canada and has been a director of RCI since November 1989 and Chairman of the Board since March 1993. Mr. Emerson is also a director of CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Telecommunications Limited and E.S.R. Limited. Mr. Emerson is a member of the Auditing and Assurance Standards Oversight Council, an independent body established by Canada’s accounting profession to oversee the activities of the Auditing and Assurance Standards Board. Mr. Emerson is a member of the Directors in Residence faculty of The Directors College, an accredited director of The Institute of Corporate Directors and an evaluator for the ICD Certification Oral Examination. He has completed the Directors Education Program, jointly sponsored by the ICD Corporate Governance College and the Rotman School of Management (University of Toronto), and the Corporate Governance Training Program for Directors of Crown Corporations sponsored by the Privy Council Office and certified by the Schulich Executive Education Centre (York University). Mr. Emerson is the founding and former Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria

University in the University of Toronto. His former directorships include Marathon Realty Company Limited, Genstar Capital Corp., the University of Toronto Asset Management Corporation and Sunnybrook & Women’s College Health Sciences Centre. His former memberships include the Business Board of the University of Toronto, University of Toronto President’s Investment Advisory Committee, National Board of the Canadian Council of Christians and Jews, Canadian Psychiatric Research Foundation, and the Canadian Club of Toronto. Mr. Emerson joined Fasken Martineau DuMoulin LLP, a national law firm, in August, 2001 as National Chair. In 1990, Mr. Emerson established NM Rothschild & Sons Canada Limited, an investment banking firm affiliated with the Rothschild international investment and merchant bank, and, from 1990 to 2001, served as its President and Chief Executive Officer. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck, Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.
Philip B. Lind, C.M., 62, resides in Toronto, Ontario, Canada and has been a director of RCI since February, 1979. Mr. Lind is Vice-Chairman of RCI. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice-President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Canadian General Tower Limited, Council for Business and the Arts, The Outdoor Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman and currently serves on the Board of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.
Edward “Ted” S. Rogers, O.C., 72, resides in Toronto, Ontario, Canada and has been a director and President and Chief Executive Officer of RCI since January 1979. Mr. Rogers is also a director and President and Chief Executive Officer of Rogers Telecommunications Limited, E.S.R. Limited.. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.
Alan D. Horn, 54, resides in Toronto, Ontario, Canada. Mr. Horn has been Vice-President, Finance and Chief Financial Officer of the Corporation from September 1996. Mr. Horn will be appointed Vice-Chairman of the Corporation as well as President and Chief Executive Officer of Rogers Telecommunications Limited on April 25, 2006. Mr. Horn was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant. Mr. Horn is also a director of ATI Technologies Inc., Rogers Telecommunications Limited and E.S.R. Limited. Mr. Horn received a B.S.C. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
Ronan D. McGrath resides in Toronto, Ontario, Canada and has been President, Rogers Shared Operations and Chief Information Officer of RCI since 1996. Prior to that he was Chief Information Officer for Canadian National Railways since 1991. He had previously been Chief Accounting Officer and Controller of CN since 1988, which he joined in 1979.
Nadir Mohamed, 49, resides in Toronto, Ontario, Canada and has been a director of RCI since May, 2005. Mr. Mohamed has been President and Chief Operating Officer, Communications Group of RCI since May 2005. Mr. Mohamed joined RCI in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chef Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as Senior Vice President, Marketing for Telus Communications Inc. from February, 1999 to August 2000. Between August 1997 and January 1999 Mr. Mohamed was President and Chief Operating Officer of BC Tel Mobility. Mr. Mohamed is also a director of the GSM Association, Sierra Wireless, Inc. and Cinram International Inc. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.
Edward Rogers, 36, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers is President Rogers Cable Communications Inc. Mr. Rogers also serves as a director of Futureway Communications Inc. Previously, he worked for Comcast Corporation, Philadelphia, 1993-1996, and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc., 1996-1998; Vice-President and General Manager, GTA, Rogers Cable Inc., 1998-2000; and Senior Vice-President, Planning and Strategy, RCI, 2000-2002. Mr. Rogers holds a B.A., University of Western Ontario.
Robert W. Bruce, resides in Toronto, Ontario, Canada and has served as President, Rogers Wireless Inc. since June 2005. Mr. Bruce joined Rogers Wireless in September 2001 as Executive Vice President and Chief Marketing Officer. Prior to joining Rogers Wireless Mr. Bruce was Senior Vice President, of Marketing at BCE Mobile Communications. Prior to joining BCE Mobile Communications he held operating and marketing roles with Pepsi-Cola Canada, Oshawa Foods Limited and Warner Lambert. Mr. Bruce holds an MBA in Marketing and Finance from Queen’s University and a Master of Science degree from University of Waterloo.

Randall J. Reynolds, resides in Toronto, Ontario, Canada and has served as President, Rogers Business Solutions, a division of RCI since December 2005. Prior to joining Rogers, Mr. Reynolds was the President and Chief Executive Officer of BCE Mobile. Mr. Reynolds has also served as President and Chief Executive Officer of Bell Nexxia and Bell West. Mr. Reynolds holds a Masters of Science from Massachusetts Institute of Technology and a Bachelor of Science (Engineering) from Queen’s University.
Anthony P. Viner resides in Toronto, Ontario, Canada and has served as Senior Vice President, Media of RCI since 1995. From 1992 to 1995, Mr. Viner served as Senior Vice President, Broadcasting of RCI. Mr. Viner serves as President and Chief Executive Officer of Rogers Media Inc. Mr. Viner joined Rogers Broadcasting Limited as Executive Vice President and General Manager of CFTR/CHFI in February 1982 and, in September 1989, was appointed President of Rogers Broadcasting Limited. Since February 2002, Mr. Viner has been Chief Executive Officer of Rogers Broadcasting Limited.
Stephen Graham resides in Toronto, Ontario, Canada and was appointed Executive Vice President, Corporate Marketing and Convergence for RCI in January 2006. Prior to joining Rogers, Mr. Graham served as Executive Vice President, Personal and Small Business Banking and Chief Marketing Officer, CIBC. Mr. Graham served as Worldwide Vice President Marketing for AT&T (U.S.) from 1996 to 2000.
William W. Linton, resides in Toronto, Ontario, Canada and has served as Executive Vice President of RCI since July 2005 when Rogers acquired Call-Net Enterprises Inc. Prior to joining Rogers Mr. Linton served as President and Chief Executive Officer of Call-Net Enterprises Inc. from 2000 to July 2005. Effective April 25, 2006, Mr. Linton will be appointed Vice-President, Finance and Chief Financial Officer of RCI. Mr. Linton has also served as President and Chief Executive Officer of Prior Data Sciences Inc. (1999 – 2000) and Executive Vice President and Chief Financial Officer of SHL Systemhouse Inc. (1994 – 1999).
James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Consumer Sales and Service in May, 2005. Previously, he served as Executive Vice President, Sales, Service and Distribution of Wireless. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).
David P. Miller resides in Toronto, Ontario, Canada and has served as Vice President, General Counsel of RCI since 1987 and as Secretary of RCI since 2002. Mr. Miller has also served as Vice President, General Counsel and Secretary of Wireless since 1991.
Melinda M. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers also serves as a director The Ontario Media Development Corporation, iBAHN (formerly STSN Inc.) and the Jays Care Foundation. Ms. Rogers was appointed Vice-President, Venture Investments of RCI in September 2000 and Vice President, Strategic Planning and Venture Investments in May 2004. Prior to joining RCI, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.
Kevin P. Pennington, resides in Toronto, Ontario, Canada and has served as the Senior Vice President, Chief Human Resources Officer of RCI since November 2005. Prior to joining RCI Mr. Pennington served as Senior Vice President, Human Resources for Agere Systems, a spin-off of Lucent Technologies. Mr. Pennington holds a Master of Science, Human Resources as well as a Bachelor of Science, Behavioural Management, from Shippensburg University, PA.
Ronald D. Besse, 67, resides in Toronto, Ontario, Canada and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Inc. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.
Charles William David Birchall, 63, resides in Toronto, Ontario, Canada. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation and Chief Executive Officer of ABX Financeco Inc.; subsidiaries of Barrick Gold Corporation. Mr. Birchall has served as Vice Chairman of TrizecHahn Corporation (1996 to 2001) and is a director of Trizec Canada Inc. Mr. Birchall is a Fellow of the United Kingdom Institute of Chartered Accountants (1963).
Thomas I. Hull, 73, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is also a director of Rogers Telecommunications Limited and E.S.R. Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of

North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.
The Hon. David R. Peterson, P.C., Q.C., 62, resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of a number of companies including Ivanhoe Cambridge Inc., Industrielle Alliance Assurance Company and Shoppers Drug Mart as well as The University of Toronto, St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.
Loretta A. Rogers, 66, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers also serves as a director of Rogers Telecommunications Limited, E.S.R. Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.
William T. Schleyer, 54, is an American citizen who resides in Rye Beach, New Hampshire, United States of America and has been a director of RCI since August 1998. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.
Peter C. Godsoe, O.C., 67, resides in Toronto, Ontario, Canada and has been a director of RCI since October, 2003. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia since 1966 until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and Sobeys Inc. His corporate directorships include Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
John A. Tory, Q.C., 76, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of Rogers Telecommunications Limited, E.S.R. Limited, The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.
J. Christopher C. Wansbrough, 73, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1982. Mr. Wansbrough has served as Chairman and director of Rogers Telecommunications Limited, E.S.R. Limited, since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of Omers Realty Corporation from 1989 to 1997. Mr. Wansbrough serves as a director of United Corporations Limited and Lake Simcoe Conservation Foundation. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.
Colin D. Watson, 64, resides in Toronto, Ontario, Canada, Mr. Watson was elected a director of RCI in May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 to January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of a number of other companies, including Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, NorthStar Aerospace, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation, Arpeggio Acquisition Corp., Pelmorex Inc. and Mason Capital. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.
As at December 31, 2005, RCI’s directors and officers as a group owned or controlled, directly or indirectly, an aggregate 51,732,459 Class A Voting shares of RCI, representing approximately 92.0% of the issued and outstanding Class A Voting shares of RCI.

ITEM 11 — PROMOTERS
N/A
ITEM 12 — LEGAL PROCEEDINGS
On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Microcell. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising arising out of the charging of system access fees. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. Similar proceedings have also been brought against us and other providers of wireless communications in various provinces across Canada. In addition, on December 9, 2004, RCI were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.
On April 21, 2004, a proceeding was brought against Fido (previously Microcell Solutions Inc.) and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The proceeding involves Fido’s Inukshuk fixed wireless venture. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage.
RCI are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.
ITEM 13 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
During 2005, with the approval of the Board of Directors, the Company entered into an arrangement to sell to our controlling shareholder, for $13 million in cash, the shares in two wholly-owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. The terms of the transaction were reviewed and approved by a special committee of the Board comprised of independent directors. The special committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. The sale of the tax losses will be completed by mid 2006.
ITEM 14 — TRANSFER AGENTS AND REGISTRARS
The Canadian Transfer Agent and Registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The registers are located at Toronto, Montreal, Halifax, Calgary and Vancouver. The United States Transfer Agent and Registrar is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, 80401 The registers are located at New York and Denver.
ITEM 15 — MATERIAL CONTRACTS
On October 13, 2004, the Company and certain lenders entered into a bridge credit agreement, extending credit in the amount of $1,750,000,000 million to assist RCI and its affiliates in the completion of the transactions described above under the heading “Significant Acquisitions”. All amounts borrowed by the Company pursuant to this bridge credit agreement were repaid on December 31, 2004.
On May 11, 2005 the Company entered into a support agreement with Call-Net Enterprises Inc. pursuant to which the Company agreed to make an offer to acquire all of the issued and outstanding shares of Call-Net in a share-for-share exchange of one RCI Class B Non-Voting share for 4.25 Call-Net shares. The Call-Net Board of Directors agreed to support the transaction. The Company acquired control of Call-Net on July 1, 2005.
On January 6, 2006 the Company completed the acquisition of certain real estate assets in Brampton, Ontario, Canada for $96.3 million in cash, net of adjustments, and including taxes and title insurance. The total purchase price for the acquisition was $99.3 million including a $3.0 million deposit made in 2005.
ITEM 16 — INTEREST OF EXPERTS
Item 16.1 — Name of Experts
Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario, M2P 2H3.
Item 16.2 — Interest of Experts
The Company’s auditors are KPMG LLP, who are independent with respect of RCI and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Further, KPMG LLP are independent public accountants with respect to the Company and its subsidiaries within the meaning of the Securities Acts administered by the Securities and Exchange Commission (“SEC”) and the requirements of the Independence Standards Board.
ITEM 17 — AUDIT COMMITTEE
Item  17.1 — Audit Committee Charter
Purpose Of Audit Committee
The Audit Committee shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) the systems of internal accounting and financial controls, (v) the qualifications, independence, appointment and oversight of the work of the external auditors, (vi) the qualifications and performance of the internal auditors, and (vii) compliance with applicable legal and regulatory requirements.
In addition to the responsibilities specifically enumerated in this Charter, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.
Membership
     The Audit Committee shall consist of at least three directors appointed by the Board as provided for in the Articles of the Company. The appointment of members shall occur annually and members are subject to removal or replacement at any time by the Board. The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:
(a)	Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(c)	Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Company, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating and Corporate Governance Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.
Chair And Secretary
The Chair of the Audit Committee shall be selected by the Board. If the Chair is not present, the members of the Audit Committee may designate a Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies.
Meetings
The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. The Audit Committee shall have sufficient notice in order to prepare for each meeting. Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law.
Meeting Agendas
     Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Audit Committee members prior to Committee meetings.
Resources And Authority
The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.
The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the general counsel of the Company and other officers and employees of the Company.
The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.
Responsibilities
The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Audit Committee, as representatives of the Company’s shareholders.
It is recognized that members of the Audit Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.
     The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1. Financial Reporting Process and Financial Statements
(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)	review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Compensation Committee or director remuneration approved or recommended by the Nominating and Corporate Governance Committee;

(c)	review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be disclosed by generally accepted auditing standards in Canada and the United States, as may be modified or supplemented, and for such purpose, receive and review an annual report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures; and

(h)	meet separately, periodically, with management, with the internal auditors and with the external auditors.
2. External auditors
(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e)	consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

(f)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.
3. Accounting Systems and Internal Controls
(a)	oversee management’s design and implementation of and reporting on internal controls. Receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)	review the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.
4. Legal and Regulatory Requirements
(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.
5. Additional Responsibilities
(a)	discuss policies with respect to risk assessment and risk management;

(b)	establish procedures and policies for the following

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(f)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.
Item 17.2 — Composition of the Audit Committee
     The following individuals are the members of the Audit Committee, each of whom is considered to be independent other than Mr.

Wansbrough:

Ronald D. Besse (Chairman)
C. William D. Birchall
J. Christopher Wansbrough
Colin D. Watson
Please see Item 17.5 below with respect to Mr. Wansbrough.
Item 17.3 — Relevant Education and Experience
Each member of the Audit Committee has the ability to perform his responsibilities as a member of the Audit Committee based on their education and experience as summarized below:

Mr. Besse (Chair)	–	former Chairman, President & Chief Executive Officer, Gage Learning Corporation;
Mr. Birchall	–	Chartered Accountant; Director & Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation
Mr. Wansbrough	–	Chartered Financial Analyst; former President of National Trust Company
Mr. Watson	–	former President & Chief Executive Officer of Vector Aerospace Corporation; former Vice Chairman, President & Chief Executive Officer of Spar Aerospace Limited
Item 17.4 — Reliance on Certain Exemptions
N/A
Item 17.5 — Reliance on the Exemption in Subsection 3.3(2) or Section 3.6
Mr. Wansbrough serves as an executive officer of certain private companies which control the Company. As such, he is considered an “affiliated entity” of the Company, and would therefore not be independent for purposes of serving on the Audit Committee, pursuant to Multilateral Instrument 52-110. However, Mr. Wansbrough qualifies for an exemption from the independence requirement as, pursuant to Multilateral Instrument 52-110, the Board has determined that Mr. Wansbrough has no direct or indirect material relationship with the Company or our subsidiaries or our controlling shareholder that could reasonably be expected to interfere with the exercise of his independent judgment as a member of the Audit Committee. The board believes that with Mr. Wansbrough’s experience, it is in the best interest of the company and its shareholders for Mr. Wansbrough to serve on the Audit Committee.
Item 17.6 — Reliance on Section 3.8
N/A
Item 17.7 — Audit Committee Oversight
N/A
Item 17.8 — Pre-Approval Policies and Procedures
Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.
1.	Annually management provides the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above for engagements if the fees do not exceed (i) $100,000 per engagement or (ii) $500,000 per quarter.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.
A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP is reviewed each quarter by the Audit Committee.
Item 17.9 — External Auditor Service Fee
The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2005 and 2004, and fees billed for other services rendered by KPMG LLP.

	2005	2004
Audit Fees(1)	$4,702,838	$4,588,061
Audit-related fees(2)	442,400	759,696
Tax Fees(3)	721,608	1,166,735
All other fees(4)	40,000	—

Total	$5,906,846	$6,514,492

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, and accounting consultations related to audited financial statements.

(2)	Consist mainly of regulatory audits and reviews, advice relating to compliance with Canadian and U.S. rules on internal controls and other specified procedures audits.

(3)	Consist of fees for tax consultation and compliance services.

(4)	Consist mainly of fees for French translation.
ITEM 18 — ADDITIONAL INFORMATION
Item 18.1 — Additional Information
Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interest of insiders and material transactions is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, including the Notes thereto, and accompanying MD&A. Detailed information concerning the Company’s significant accounting policies and Canadian and United States accounting policy differences is presented in Notes 2 and 23, respectively.
The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9 (telephone: 416-935-7777). Additional information relating to RCI is also available on SEDAR at www.sedar.com.